UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated January 3, 2017 titled “GeoPark Announces Further Drilling Success in Colombia and Hitting Year-End Production Targets”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES FURTHER DRILLING SUCCESS IN COLOMBIA AND HITTING YEAR-END PRODUCTION TARGETS

Santiago, Chile – January 3, 2017 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: “GPRK”), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Chile, Brazil, Argentina, and Peru, today announced the successful drilling and testing of the Tigana Sur 4 development well in the Tigana oil field in the Llanos 34 Block (GeoPark operated with a 45% working interest) in Colombia, resulting in consolidated net exit production of approximately 24,400 boepd.

GeoPark drilled and completed the Tigana Sur 4 development well to a total depth of 11,414 feet. A test conducted with an electric submersible pump in the Guadalupe formation resulted in a production rate of approximately 1,800 bopd of 14.7 degrees API, with 3% water cut, through a choke of 46/64 mm and wellhead pressure of 78 pounds per square inch. Additional production history is required to determine stabilized flow rates of the well. Surface facilities are in place and the well is already in production.

The Tigana Sur 4 well was drilled to total depth in a record time of 8.8 days, with an estimated drilling and completion cost of $3.1 million. At current oil prices and production rates, this well is expected to have a payback period of less than 6 months and an IRR greater than 500%. The Tigana oil field, discovered by GeoPark in December 2013, has a current production rate of approximately 17,000 bopd gross from 9 wells that have produced over 10 million barrels of oil to-date. Adjacent to Tigana, the Jacana oil field, discovered by GeoPark in September 2015, has a current production rate of approximately 12,600 bopd gross from 6 wells that have produced more than 3 million barrels of oil to-date.

GeoPark has initiated its 2017 work program, with completion activities currently underway in the Chiricoca 1 exploration well – located northwest of the Tigana oil field - with testing expected in mid-January 2017, and with the spudding of the Tigana Sur 6 development well. By the end of January, a second rig will be used to start drilling the Jacana 11 appraisal well.

GeoPark's dynamic and fully funded 2017 work program includes a Base Case ($45-50/bbl Brent Oil Price) with capital expenditures of $80-90 million to accelerate production growth by 20-25% to 26,500-27,500 boepd with the drilling of approximately 30-35 gross wells and an estimated exit production of 30,000+ boepd. Approximately 70-75% of capital expenditures will be allocated to Colombia where GeoPark expects to continue exploring and appraising the Tigana/Jacana oil field trend to determine the full extent of the oil accumulation.

Further detail on production, operating highlights and drilling schedule will be released on Monday January 9, 2017.

For further information please contact:

INVESTORS:
Pablo Ducci – Director Capital Markets	pducci@geo-park.com
Santiago, Chile
T: +562 2242 9600 Dolores Santamarina – Investor Manager Buenos Aires, Argentina T: +5411 4312 9400	dsantamarina@geo-park.com

MEDIA:
Jared Levy – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	jlevy@sardverb.com
Kelsey Markovich – Sard Verbinnen & Co New York, USAT: +1 (212) 687-8080	kmarkovich@sardverb.com

GeoPark can be visited online at www.geo-park.com

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected 2017 production growth, payback timing, IRR and capital expenditures plan. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: January 3, 2017